UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 10, 2020, Gamida Cell Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing the presentation of results from the Company’s observational study demonstrating that younger donor age is associated with more rapid time to neutrophil engraftment and increased overall survival in patients who received hematopoietic stem cell transplant for the treatment of hematological malignancies.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated September 10, 2020, Gamida Cell Presents Analysis of Observational Data Demonstrating the Impact of Donor Age in Hematopoietic Stem Cell Transplant Outcomes at the Virtual Cord Blood Connect Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

September 10, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

2